

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2019

Shanglue Xiao
Chairman of the Board of Directors and Chief Executive Officer
Yunji Inc.
15/F, South Building, Hipark Phase 2, Xiaoshan District
Hangzhou 310000
Zhejiang Province
Peoples Republic of China

> **Re: Yunji Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 11, 2019**
> **CIK No. 0001759614**

Dear Mr. Xiao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, submitted January 11, 2019

Prospectus Summary
Overview, page 1

1. In the third paragraph under this heading you state that as of September 30, 2018, you had accumulated 5.3 million members. To provide your investors with better context for this metric, please disclose in close proximity the number of transacting members or state that 79% of your cumulative members made or facilitated a purchase from you in the last 12 months. Please also apply this comment to your disclosure on page 112.

2.   Here and throughout your filing you refer to your business model and platform as membership-based. However, we note that members are a relatively small percentage of your buyers. We further note your disclosure on page 115 that you have started to open your platform to new members without requiring an invitation to join from an existing member, and we note your disclosure on page 119 regarding the Yunji VIP app for non-members and your plans to integrate this app with the Yunji app for members. Please revise your disclosures in your prospectus summary and the similar disclosures beginning on page 112 to better explain the role of non-members in your business model and revenue generation. To the extent your business model is changing to be less reliant on existing members' promotion of your memberships and products, please revise your disclosures to clarify this matter and, if material, quantify revenue generated from new memberships and product sales that did not result from referrals or promotions by existing members.

3.   If applicable, please revise this section to disclose that your officers and directors and certain affiliated shareholders will own a substantial majority of your ordinary shares following the offering.

Conventions that Apply to this Prospectus, page 6

4.   Please refer to your definition of GMV. The second sentence in this bullet point indicates that your revenues recognized on a gross basis exclude certain items which are included in the GMV measure. Similarly, the third sentence in this bullet point indicates that your revenues recognized on a net basis exclude certain items which are included in the GMV measure. Please revise your disclosure to clarify the meaning of the word "exclude." If your intent is to convey that revenue is presented net of such items, please clearly state this.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended September 30, 2018 compared to nine months ended September 30, 2017
Revenues, page 89

5.   We note your disclosure that revenues from sales of merchandise increased primarily due to an increase in the number of buyers and increase in the number of orders fulfilled. Since it appears these metrics will likely double from fiscal 2017 to fiscal 2018, we believe you should provide additional context around such significant increases in order to provide investors with a better view of the company's operations and results through the eyes of management, including additional insight from management into the underlying trends and causes behind the increase in number of buyers, change in prices and number of orders fulfilled. Please also disclose the amount of revenue generated by the sales of your private label products, to the extent material. In this regard, we note your disclosure on page 114 that your private label products generally are higher margin. Please refer to Item 5 of Form 20-F. Please also apply this comment to your analysis of the increase in revenue from fiscal 2016 to fiscal 2017.

Income tax (expense)/benefit, page 91

6.	We note your disclosure that your income tax expense was RMB 22.3 million in the nine months ended September 30, 2017, which was mainly because you incurred sales and marketing expenses without VAT invoices in the amount of RMB 92.6 million and such amount was not deductible from your taxable income during the nine months ended September 30, 2017. Please tell us and revise your disclosure to better explain why you incurred sales and marketing expenses without VAT invoices in 2017 and why you did not incur sales and marketing expenses without VAT invoices in 2018.

The new social e-commerce industry in China, page 108

7.	We note your disclosure of challenges faced by "traditional search-based e-commerce." In light of your line of business, please revise this section to provide more balanced disclosure and discuss the challenges of social e-commerce.

Business, page 112

8.	We note your disclosure that "as of September 30, 2018, 68.3% of [y]our transacting members had promoted and initiated transactions of [y]our products through their social networks." To provide context for this statement, please disclose, if possible, the percentage of such promotions that resulted in purchases of your products. Please also tell us whether you utilize any metrics to measure the extent of your members' engagement. In this regard, we note disclosure throughout your prospectus that members are the key participants on your platform.

Yunji Platform, page 116

9.	We note that you have sharing interfaces that can be posed via different social network platforms. Please tell us whether you track the extent to which revenue is derived from the platforms referenced in this section.

Our Product Offerings, page 121

10.	Please revise to provide additional disclosure about the products you offer, including the amount of revenues derived from the product categories referenced in this section, to the extent material. Refer to Item 4.B.1 of Form 20-F.

Fulfillment and Customer Service
Payment, page 123

11.	Please provide additional disclosure about your reliance on third-party online payment service providers, including whether you are dependent upon any particular provider or providers for such services. In this regard, we note your risk factor on page 29 that "[y]our business depends on the billing, payment and escrow systems" of third-party service payment providers. Refer to Item 4.B.6 of Form 20-F. To the extent material, provide additional disclosure about the terms of any agreements with such providers.

Regulation

Regulations Relating to Pyramid Selling in the PRC, page 137

12. Please provide some additional disclosure about the ways in which you modified your business practices since February 2016 to comply with applicable regulations. Please also provide additional disclosure about what constitutes an "illegal benefit" under these regulations. Refer to Item 4.B.8 of Form 20-F.

Description of American Depositary Shares

Governing Law, page 179

13. We note disclosure that any action based on the deposit agreement may be instituted by the depositary and holders through arbitration in either New York or Hong Kong. Please tell us whether these arbitration provisions apply to claims made under the federal securities laws of the United States.

Consolidated Financial Statements

Note 1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-13

14. We note your disclosures here and in Notes 18 and 19 regarding the Reorganization and its impact on your financial statement presentation. We have the following comments:

- We understand from your disclosures in Note 1 that the substance of these transactions was to have the shareholding interests in Yunji Inc. immediately following the Reorganization mirror the shareholding interests in Yunji Sharing immediately prior to the Reorganization. We further understand from your disclosures in Note 19 that since Yunji Sharing had no shares outstanding, the paid in capital contributed by each of the Initial Ordinary Shareholders, Former Series Seed Beneficiary Owners and Former Series A Beneficiary Owners immediately prior to the Reorganization determined their equity interests percentage as reflected in Yunji Inc. immediately following the Reorganization. Please confirm our understanding, or if our understanding is not correct, please explain this matter to us in more detail.

- It appears from your disclosures on page F-48 that the relative equity interests of each group of equity holders in Yunji Sharing as of December 31, 2017 were approximately 67.7% held by the Initial Ordinary Shareholders, 18.7% held by the Former Series Seed Beneficiary Owners and 13.6% held by the Former Series A Beneficiary Owners. Please tell us how these relative equity interests are reflected in the December 31, 2017 financial statements of Yunji Inc. Also tell us whether the modification/extinguishment of certain Initial Ordinary Shareholders' equity interests and issuance of Series A Preferred Shares as described in Note 19 impacts the relative equity interests reflected in the December 31, 2017 financial statements of Yunji Inc.

- Your statements of changes in shareholders' deficit reflect that 20 ordinary shares were issued in 2017 and 1.15 billion ordinary shares were issued in 2018. Your statements of changes in shareholders' deficit and Note 18 indicate that the issuance of 1.15 billion ordinary shares in 2018 relates to the Reorganization. Please tell us and revise your footnotes in an appropriate location to better explain how the 2018 issuance of ordinary shares relates to the Reorganization, including how this issuance relates to the equity accounts at Yunji Sharing immediately prior to the Reorganization.

- We note that disclosures throughout your filing concerning your net loss per share indicate the weighted average number of ordinary shares outstanding in each of 2016 and 2017 was more than 1 billion shares. For example, see your disclosure at the bottom of page F-8 and on page F-59. However, your balance sheets and statements of changes in shareholders' deficit reflect that no shares were outstanding during 2016 and only 20 shares were outstanding by the end of 2017. Please tell us how you calculated the weighted average number of ordinary shares outstanding used in calculating your net loss per share for each period of historical financial statements included in your filing and why this number differs so significantly from the number of shares outstanding disclosed on the face of your financial statements.

Note 2. Principal Accounting Policies
2.10 Short-term investment, page F-23

15. We note your disclosure that short-term investments include wealth management products issued by PRC banks or other financial institutions, which contains fixed or variable interest with original maturities of one year. Please describe in greater detail the nature and terms of your wealth management products for each period presented. In addition, we also note your disclosure on page 90 that your financial income, net for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 increased primarily due to an increased return on investments in wealth management products. To allow your investors to better understand this statement, please disclose the percentage return on investment for the each of the periods presented.

Note 10. Deferred Revenue, page F-40

16. Please revise your disclosure to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC 606-10-50-8.

Note 21. Fair Value Measurements, page F-58

17. We note you have classified your wealth management products using valuation techniques that use Level 2 inputs using model-derived valuations in which significant inputs are

observable or can be derived principally from, or corroborated by, observable market data. Please revise your disclosure to provide more detail about the model-derived valuations, including the identification of the valuation model used, key assumptions and inputs used in the valuations. Please refer to 820-10-50-2(bbb)(1).

Note 25. Subsequent Events, page F-62

18. We note your disclosure on page 167 that on November 19, 2018 you issued 15,829,046 Series B+ preferred shares to Shanghai Fengxian, for an aggregate consideration of US$15 million. If your next amendment continues to include these interim financial statements, please revise your subsequent event footnote to also include this disclosure.

Note 26. Pro Forma Loss Per Share, page F-62

19. We note you have presented pro forma earnings per share on page F-62. Since the conversion of outstanding securities will occur subsequent to September 30, 2018, the latest balance sheet date, please consider presenting pro forma earnings per share for the latest annual period and subsequent interim period wherever historical earnings per share has been disclosed in the fore part of your prospectus, such as Selected Consolidated Financial and Operating Data on page 77. We believe this provides useful information to your investors about the capital structure into which they will be investing.

20. We note the inclusion of 846,786,626 preferred shares to be converted to ordinary shares in the denominator of your pro forma net loss per share calculation as of September 30, 2018. Please tell us why this amount differs from the disclosure on page 158, which states "Immediately prior to the completion of this offering, 895,216,752 preferred shares that are issued and outstanding will be converted into ordinary shares by way of re-designation on a one-for-one basis…" If the difference relates to equity issued after the September 30, 2018 balance sheet date, please tell us where such subsequent equity issuances are disclosed.

General

21. We note disclosure throughout your registration statement that members are rewarded if users purchase the products promoted on members' social media platforms. Please describe these membership rewards in greater detail. In this regard, we note your disclosure that members may receive Yun-Coin for new member referrals, but it is not clear whether members may also receive Yun-Coin as a reward for successfully promoting products.

Shanglue Xiao
Yunji Inc.
February 15, 2019
Page 7

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Consumer Products